As filed with the Securities and Exchange Commission on February 6, 2014

Registration No. 333-193137

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ARGOS THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	56-2110007
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4233 Technology Drive

Durham, North Carolina 27704

(919) 287-6300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey D. Abbey

Chief Executive Officer

Argos Therapeutics, Inc.

4233 Technology Drive

Durham, North Carolina 27704

(919) 287-6300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David E. Redlick Stuart M. Falber Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Michael D. Maline Edward A. King Goodwin Procter LLP 53 State Street Boston, Massachusetts 02109 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 3 to the Registration Statement on Form S-1 is being filed solely for the purpose of filing an exhibit, and no changes or additions are being made hereby to the prospectus that forms a part of the Registration Statement. Accordingly, the prospectus has been omitted from this filing.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the Securities and Exchange Commission’s registration fee and the Financial Industry Regulatory Authority, Inc. filing fee.

Amount
Securities and Exchange Commission registration fee	$9,443
Financial Industry Regulatory Authority, Inc. filing fee	11,497
NASDAQ Global Stock Market listing fee	125,000
Accountants’ fees and expenses	450,000
Legal fees and expenses	1,500,000
Blue Sky fees and expenses	30,000
Transfer Agent’s fees and expenses	10,000
Printing and engraving expenses	270,000
Miscellaneous fees and expenses	194,060

Total expenses	$2,600,000

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we do not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with our directors and executive officers. In general, these agreements provide that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as a director or officer of our company or in connection with their service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or executive officer makes a claim for indemnification and establish certain presumptions that are favorable to the director or executive officer.

We maintain a general liability insurance policy which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of our capital stock issued and stock options and restricted stock awards granted by us within the past three years that were not registered under the Securities Act of 1933, as amended, or the Securities Act. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a)	Issuance of Capital Stock

On December 10, 2010, we issued and sold 947 shares of restricted common stock to a consultant pursuant to a restricted stock purchase agreement under our 2008 stock incentive plan. The restricted common stock had an estimated fair value of $9.48 per share and was fully vested upon the purchase date. On September 6, 2011, we issued and sold 254 shares of restricted common stock to a consultant pursuant to a restricted stock purchase agreement under our 2008 stock incentive plan. The restricted common stock had an estimated fair value of $35.30 per share and was fully vested upon the date of issuance. On August 8, 2013, we issued and sold 7,571 shares of restricted common stock to a consultant pursuant to a restricted stock purchase agreement under our 2008 stock incentive plan. The restricted stock had an estimated fair value of $4.20 and was fully vested with respect to 6,142 shares upon the purchase date. The remaining shares of restricted stock were fully vested as of October 15, 2013.

In September and December 2010, we sold convertible promissory notes in the aggregate principal amount of $6.0 million in a private placement to certain of our existing holders of preferred stock. We refer to these notes as the 2010 convertible notes. The 2010 convertible notes accrued interest at a rate equal to 10% per year, and had a maturity date of March 31, 2012, unless converted prior thereto. All of the 2010 convertible notes were converted into shares of our series D preferred stock in April 2012 in connection with our series D preferred stock financing.

In connection with the issuance and sale of the 2010 convertible notes, we issued warrants to the purchasers of the 2010 convertible notes to purchase an aggregate of 20,759,953 shares of our series C preferred stock at an exercise price of $0.01 per share. The warrants had a term of seven years and were cancelled in July 2013 by an action of the holders of such warrants in connection with our series E preferred stock financing.

In July 2011, we sold convertible promissory notes in the aggregate principal amount of $3.5 million in a private placement to certain of our existing holders of preferred stock. We refer to these notes as the 2011 convertible notes. The 2011 convertible notes accrued interest at a rate equal to 10% per year, and had a maturity date of March 31, 2012, unless converted prior thereto. All of these notes were converted into shares of our series D preferred stock in April 2012 in connection with our series D preferred stock financing.

In connection with the issuance and sale of the 2011 convertible notes, we issued warrants to the purchasers of the 2011 convertible notes to purchase an aggregate of 12,109,975 shares of our series C preferred stock at an exercise price of $0.01 per share. The warrants had a term of seven years and were cancelled in July 2013 by an action of the holders of such warrants in connection with our series E preferred stock financing.

In April 2012, we sold 5,580,700 shares of our series D preferred stock in a private placement to certain of our existing holders of preferred stock and additional accredited investors for an aggregate purchase price of $19.7 million. Included in this amount was $10.7 million of outstanding principal and interest on the 2010 convertible notes and the 2011 convertible notes which converted to series D preferred stock in this financing.

In August 2012, we sold 3,716,935 shares of our series D-1 preferred stock in a private placement to certain of our existing holders of preferred stock and other accredited investors for $4.298725 per share for an aggregate purchase price of $16.0 million.

In connection with the issuance and sale of our series D-1 preferred stock, we issued warrants to the purchasers of the series D-1 preferred stock to purchase an aggregate of 1,332,622 shares of our series D-1 preferred stock at an exercise price of $0.01 per share. The warrants had a term of ten years and were cancelled in connection with the exchange of all issued and outstanding series D-1 preferred stock for series D preferred stock in July 2013, as discussed further below.

In connection with the issuance and sale of our series D-1 preferred stock, investors exchanged an aggregate of 3,652,680 shares of series B preferred stock and 33,040,858 shares of series C preferred stock for 3,716,935 shares of our series D-1 preferred stock.

From August 2013 through November 2013, we sold an aggregate of 36,856,922 shares of our series E preferred stock in a private placement to certain of our existing holders of preferred stock and additional accredited investors at a purchase price of $1.302333 per share. The sale of series E preferred stock was structured in multiple tranches and with multiple closing dates. Under the agreement we sold 16,898,436 shares of our series E preferred stock for an aggregate purchase price of $22,007,404 in August 2013, 921,423 shares of our series E preferred stock for an aggregate purchase price of $1,200,000 in October 2013 and 19,037,063 shares of our series E preferred stock for an aggregate purchase price of $24,792,595 in November 2013.

In connection with the issuance and sale of our series E preferred stock, investors exchanged an aggregate of 111,837 shares of series A preferred stock, 8,687,630 shares of series B preferred stock, and 10,586,174 shares of series C preferred stock for 2,985,863 shares of our series D preferred stock.

In connection with the issuance and sale of our series E preferred stock, investors exchanged an aggregate of 12,607,779 shares of series D preferred stock for 19,154,336 shares of our series E preferred stock.

In connection with the issuance and sale of our series E preferred stock in August 2013 through November 2013, we issued warrants to the purchasers of our series E preferred stock to purchase an aggregate of 945,036 shares of our common stock at an exercise price of $0.06 per share. The warrants had a term of ten years and would only become exercisable if the Company did not receive $5,000,000 in non-dilutive financing by December 31, 2013 or had not executed definitive documentation providing for an additional $5,000,000 investment of non-dilutive financing as of December 31, 2013. In connection with the license agreement that we entered into with Medinet Co., Ltd, Medinet paid us $1.0 million and loaned us $9.0 million. In connection with our receipt of these funds, the warrants were cancelled pursuant to their terms.

In connection with the issuance and sale of series E preferred stock, in December 2013, we issued a warrant to purchase 9,598 shares of our common stock, at an exercise price of $6.60 per share, to a placement agent.

No underwriters were involved in the foregoing sales of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of preferred stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(b)	Stock Option Grants

Between September 30, 2010 and December 31, 2013, we issued to certain employees, directors and consultants options to purchase an aggregate of 1,893,584 shares of our common stock. As of December 31, 2013, 1,379 of these options had been exercised and options to purchase 1,866,545 of these shares of our common stock remained outstanding at a weighted average exercise price of $5.52 per share.

The stock options and the common stock issuable upon the exercise of such options described in the first paragraph of section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

The issuance of these securities was made in reliance on the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. Each security holder represented that it was an accredited investor and was acquiring the security for its own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the security for an indefinite period of time and appropriate legends were affixed to the instruments representing such securities issued in such transactions. Such recipients either received adequate information about us or had, through its relationship with us, access to such information.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules.

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Durham, State of North Carolina, on this 6th day of February, 2014.

ARGOS THERAPEUTICS, INC.

By:	/S/ JEFFREY D. ABBEY
Jeffrey D. Abbey President and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/S/ JEFFREY D. ABBEY Jeffrey D. Abbey	President, Chief Executive Officer and Director (principal executive officer)	February 6, 2014

/S/ LORI HARRELSON Lori Harrelson	Vice President of Finance (principal financial and accounting officer)	February 6, 2014

* Hubert Birner, Ph.D.	Director	February 6, 2014

* David W. Gryska	Director	February 6, 2014

* Jean Lamarre	Director	February 6, 2014

* Andrei Petrov	Director	February 6, 2014

* Philip R. Tracy	Director	February 6, 2014

* Brian J. Underdown, Ph.D.	Director	February 6, 2014

* Sander van Deventer, M.D., Ph.D.	Director	February 6, 2014

*BY:	/S/ JEFFREY D. ABBEY Jeffrey D. Abbey Attorney-in-Fact	February 6, 2014

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1*	Underwriting Agreement

3.1*	Sixth Amended and Restated Certificate of Incorporation of the Registrant

3.2*	Restated Certificate of Incorporation of the Registrant to be effective upon the closing of this offering

3.3*	Bylaws of the Registrant

3.4*	Amended and Restated Bylaws of the Registrant to be effective upon the closing of this offering

4.1*	Specimen Stock Certificate evidencing the shares of common stock

4.2*	Fifth Amended and Restated Registration Rights Agreement, dated as of August 9, 2013

5.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

10.1*	1999 Stock Option Plan

10.2*	2008 Stock Incentive Plan, as amended

10.3*	Form of Incentive Stock Option Agreement under 2008 Stock Incentive Plan

10.4*	Form of Nonstatutory Stock Option Agreement under 2008 Stock Incentive Plan

10.5*	2014 Stock Incentive Plan

10.6*	Form of Incentive Stock Option Agreement under 2014 Stock Incentive Plan

10.7*	Form of Nonstatutory Stock Option Agreement under 2014 Stock Incentive Plan

10.8*	Lease Agreement, dated as of January 16, 2001, between the Registrant and HCP MOP, as amended

10.9*	Employment Agreement between the Registrant and Jeffrey D. Abbey, dated December 9, 2013

10.10*	Employment Agreement between the Registrant and Charles A. Nicolette, dated December 9, 2013

10.11*	Employment Agreement between the Registrant and Frederick M. Miesowicz, dated December 9, 2013

10.12*	Employment Agreement between the Registrant and Lori R. Harrelson, dated December 9, 2013

10.13*	Employment Agreement between the Registrant and Douglas C. Plessinger, dated December 9, 2013

10.14*	Form of Indemnification Agreement between the Registrant and each director and executive officer

10.15†*	Contract No. HHSN266200600019C, dated September 30, 2006, by and among the Registrant, the National Institutes of Health and the National Institutes of Allergy and Infectious Diseases, as amended

10.16†*	License Agreement, dated August 9, 2013, by and between the Registrant and Pharmstandard S.A.

10.17†*	License Agreement, dated July 31, 2013, by and between the Registrant and Green Cross Corp.

10.18†*	License Agreement, dated July 28, 2011, by and between the Registrant and Celldex Therapeutics, Inc.

10.19†*	License Agreement, dated January 10, 2000, by and between the Registrant and Duke University, as amended

10.20*	Acknowledgement Agreement, dated November 4, 2013, by and between the Registrant and Pharmstandard International S.A.

10.21*	2014 Employee Stock Purchase Plan

10.22†*	License Agreement, dated December 27, 2013, by and between the Registrant and Medinet Co., Ltd.

21.1*	Subsidiaries of the Registrant

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

23.2	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

99.1*	Director Nominee Consent

* Previously filed.

† Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.